Exhibit 99.1


2026
LIVE
(゜-゜)つロ干杯~
AI
WIN
TICKET

bilibili

2026 INTERIM REPORT

BILIBILI INC. HKEX: 9626 NASDAQ: BILI

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Contents

Company Information	2
Financial Highlights	3
Business Review and Outlook	5
Management Discussion and Analysis	9
Corporate Governance	14
Other Information	20
Report on Review of Interim Financial Information	31
Unaudited Interim Condensed Consolidated Balance Sheet	32
Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income	35
Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity	37
Unaudited Interim Condensed Consolidated Statement of Cash Flows	39
Notes to the Unaudited Interim Condensed Consolidated Financial Information	42
Definitions	74

Company Information

BOARD OF DIRECTORS

Directors

Mr. Rui Chen *(Chairman and Chief Executive Officer)*
Ms. Ni Li
Mr. Yi Xu

Independent Directors

Mr. JP Gan
Mr. Eric He
Mr. Feng Li
Mr. Guoqi Ding

AUDIT COMMITTEE

Mr. Eric He *(Chairperson)*
Mr. JP Gan
Mr. Feng Li

COMPENSATION COMMITTEE

Mr. JP Gan *(Chairperson)*
Mr. Eric He
Mr. Feng Li

NOMINATION COMMITTEE

Mr. JP Gan *(Chairperson)*
Mr. Eric He
Mr. Feng Li
Ms. Ni Li

CORPORATE GOVERNANCE COMMITTEE

Mr. JP Gan *(Chairperson)*
Mr. Eric He
Mr. Feng Li

JOINT COMPANY SECRETARIES

Mr. Xin Fan
Ms. Lai Ying Tung

AUTHORIZED REPRESENTATIVES

Mr. Yi Xu
Mr. Xin Fan
Ms. Lai Ying Tung

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

Building 3, Guozheng Center
No. 485 Zhengli Road
Yangpu District
Shanghai
People's Republic of China

ADDRESS IN HONG KONG

Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong

REGISTERED OFFICE

Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20th Floor, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank Shanghai Branch

STOCK CODE

HKEX: 9626
NASDAQ: BILI

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants and Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPANY WEBSITE

https://ir.bilibili.com/

Financial Highlights

	For the Six Months Ended June 30,		
	2025	**2026**	Change (%)
	RMB	**RMB**	
	(in thousands, except for percentages)		
Net revenues	14,340,938	**15,411,958**	7.5%
Gross profit	5,214,944	**5,728,196**	9.8%
Profit before income tax	245,551	**592,776**	141.4%
Net profit	207,606	**541,071**	160.6%
Net profit attributable to Bilibili Inc.'s shareholders	209,900	**553,508**	163.7%
Non-GAAP Financial Measures:			
Adjusted net profit	922,842	**1,289,057**	39.7%
Adjusted net profit attributable to Bilibili Inc.'s shareholders	925,136	**1,301,494**	40.7%

	As of December 31, 2025	**As of June 30, 2026**	Change (%)
	RMB	**RMB**	
	(in thousands, except for percentages)		
Total current assets	27,550,080	**28,172,257**	2.3%
Total non-current assets	13,617,683	**14,307,317**	5.1%
Total assets	41,167,763	**42,479,574**	3.2%
Total liabilities	25,619,200	**26,565,453**	3.7%
Total shareholders' equity	15,548,563	**15,914,121**	2.4%
Total liabilities and shareholders' equity	41,167,763	**42,479,574**	3.2%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted profit from operations, adjusted net profit, adjusted net profit margin and adjusted net profit attributable to Bilibili Inc.'s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, loss on fair value change in investments in publicly traded companies and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit margin by dividing the adjusted net profit by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Financial Highlights

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth an unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Profit from operations	266,620	**539,625**
Add:		
Share-based compensation expenses	575,612	**599,101**
Amortization expense related to intangible assets acquired through business acquisitions	73,384	**81,374**
Adjusted profit from operations	915,616	**1,220,100**
Net profit	207,606	**541,071**
Add:		
Share-based compensation expenses	575,612	**599,101**
Amortization expense related to intangible assets acquired through business acquisitions	73,384	**81,374**
Income tax related to intangible assets acquired through business acquisitions	(8,272)	**(3,462)**
Loss on fair value change in investments in publicly traded companies	74,510	**70,973**
Loss on repurchase of convertible senior notes	2	**—**
Adjusted net profit	922,842	**1,289,057**
Net loss attributable to noncontrolling interests	2,294	**12,437**
Adjusted net profit attributable to Bilibili Inc.'s shareholders	925,136	**1,301,494**

Business Review and Outlook

In the first half of 2026, we delivered solid growth across our community and commercialization, with continued expansion in profitability. Our unique content ecosystem and community continued to strengthen user engagement, while enhanced commercialization capabilities unlocked greater commercial value.

As users increasingly become more discerning in how they use their time online, our high-quality content and authentic community experience continued to attract users and deepen engagement. Our DAUs reached nearly 116 million, representing an increase of 7% year over year, and our monthly active users grew to 373 million. The average daily time spent per active user was approximately 116 minutes, up over 9 minutes from a year ago, and total user time spent grew 17% year over year.

The growing value of our community is translating into increasing commercial opportunities. In the first half of 2026, our total net revenues increased by 7% year over year to RMB15.41 billion, driven primarily by continued strength in advertising. Advertising revenues increased by 29% year over year to RMB5.72 billion, reflecting the growing value of our highly engaged user base and our continued progress in commercialization efficiency. Meanwhile, our monthly paying users increased by 7% year over year to 33.9 million, as more users chose to pay for the VAS and game offerings they value on our platform.

This commercial momentum led to a strong financial performance. As our business continued to scale, our gross profit grew 10% year over year to RMB5.73 billion, with gross profit margin expanding to 37.2% from 36.4% in the same period of 2025. The continued revenue growth and improving operating efficiency drove our net profit to more than double year over year to RMB541.1 million. Our adjusted net profit reached RMB1.29 billion, with our adjusted net profit margin expanding to 8.4%.

Beyond these results, we are seeing a shift in user behavior. As content becomes increasingly abundant, users are placing greater value on meaningful content, shared interests and genuine human connections. This structural trend reinforces our core competitive moat in the AI era. We are leveraging AI tools to boost productivity and efficiency, all while remaining firmly anchored in our community roots to serve our users with exceptional content. By powering this community and commercial flywheel, we will build lasting, compounding value for our users, creators, and shareholders.

Content and Community

As content options multiply, users are becoming even more selective. Users are coming to Bilibili for high-quality professional user-generated video ("PUGV") content and a unique community experience that they cannot find anywhere else. In the first half of 2026, total time spent on our platform expanded by 17% year over year. Notably, watch time from videos over five minutes grew by 20% year over year, demonstrating users' growing demand for meaningful and high-quality content.

Business Review and Outlook

Across our content categories, we are seeing steady growth across both core and emerging hubs. Total watch time for game-related content and general entertainment content increased by 23% and 32% year over year, respectively. Knowledge-based content, including AI-related information, grew 17% year over year, as users turned to us for deeper insights. Music categories also saw robust growth with a 24% year-over-year increase in time spent, largely driven by AIGC music. Consumption-related categories continued to rise, with watch time for baby and maternity, and outdoor-related categories growing by more than 30% year over year.

Content creators remain at the heart of our ecosystem. AI-powered tools are lowering barriers to creation and helping content creators work more efficiently, while our improved understanding of content and user interests helps promising work find its audience sooner. In the first half of 2026, the number of creators with over 1,000 followers grew by 30% year over year. As our content creators built larger and more engaged audiences, the diverse monetization channels available on our platform supported a 22% year-over-year increase in average income per creator in the first half of 2026, assisting more creators in turning their creativity into sustainable careers.

The strength of our platform extends beyond the breadth of our content library. Our deeper competitive moat lies in the 'humanity' of our community. Every month, our users generate over 17 billion interactions, reflecting the shared interests and emotional connections that bring our community together. By the end of the Reporting Period, our official members reached 299 million, with 12-month retention remaining solid at around 80%. At the same time, these authentic user interactions provide valuable insights into user preferences, helping us improve content discovery and recommendation, which further drives user engagement and time spent.

In July 2026, *Bilibili World* and *Bilibili Macro Link* brought more than 400,000 fans together in Shanghai over three days, making it one of the largest offline ACG expos in China and a vibrant new cultural landmark for the city. The event provided a unique offline space for our community to connect through shared interests, further demonstrating how Bilibili extends beyond digital interactions and connects users in the real world.

Commercialization

We further strengthened our commercialization capabilities across our core business lines in the first half of 2026. These enhancements contributed to continued revenue growth and profitability improvement, reinforcing the strength of our business model.

Value-Added Services

Revenues from value-added services increased by 4% year over year to RMB5.88 billion in the first half of 2026, primarily driven by growth in premium memberships and other value-added services. Our live broadcasting business maintained stable performance, and we continued to refine its operations to support sustainable growth and improved margins. As of June 30, 2026, premium members reached 25.7 million, up 9% year over year, with approximately 80% of subscriptions on annual or auto-renewal plans, demonstrating users' continued loyalty to our platform.

Business Review and Outlook

We also continued to develop value-added services that are uniquely aligned with our PUGV content and community. In the first half of 2026, revenue from our fan-charging program increased by over 50% year over year. By enabling users to support creators directly in exchange for exclusive, high-quality content and experiences, fan charging strengthens creator-user relationships and helps creators across a broad range of categories pursue sustainable development on our platform.

Advertising

Our advertising business delivered another period of standout growth in the first half of 2026, with advertising revenues increasing by 29% year over year to RMB5.72 billion. This industry-leading performance reflects both the high value of our engaged user base and the ongoing enhancements to our advertising products and technology infrastructure.

In the first half of this year, our five largest advertising verticals were games, internet services, digital products and home appliances, e-commerce and automotive. Our core game vertical maintained healthy growth. At the same time, our maturing user base also attracted more advertisers' budgets. Advertising revenues from home decoration, footwear and apparel, and automotive each increased by more than 50% year over year. We also continued to capture incremental budgets from emerging industries, with revenues from AI advertisers more than doubling year over year.

Our ads are also becoming more efficient. By deepening our understanding of product information, creative assets, user interests and conversion goals, AI helps us deliver more relevant ads and drive better conversion. Meanwhile, our AIGC tools are streamlining creative production and crafting ads that resonate with users, helping advertisers connect with our community more effectively and drive higher click-through rates. Furthermore, we expanded monetization into higher-intent scenarios across search, watch pages, personal computers and smart TVs. We believe these improvements are widening our addressable advertiser base and unlocking commercial value across more moments in the user journey without compromising user experience.

Mobile Games Services

Revenues from mobile games were RMB2.91 billion in the first half of 2026, representing a decrease of 13% year over year, primarily due to the high base established by *San Guo: Mou Ding Tian Xia* ("San Mou") in the same period of 2025, as the title has since entered a more stable and mature phase of its life cycle. We remain focused on the long-term operation of *San Mou*, balancing fresh content and monetization with a consistently high-quality player experience. Our evergreen titles, including *Fate/Grand Order* and *Azur Lane*, also continued to deliver stable performance during the Reporting Period.

While supporting the long-term lifecycle of our legacy titles, we are also broadening our portfolio across genres and development models. In July 2026, we officially launched our exclusive licensed casual card game *NCard*. We also unveiled several new titles with regulatory approvals, including a self-developed simulation game, *Lumi Master*, and two licensed games: *San Wang*, a new strategy game, and *Ragnarok Online 3*, a massively multiplayer online role-playing game. Together, these titles are intended to reach new player segments and support a more balanced, resilient games portfolio.

Business Review and Outlook

RECENT DEVELOPMENTS

In May 2026, our two-year US$200 million share repurchase program, which was approved by our Board in November 2024 (the "**2024 Share Repurchase Program**"), was completed. Pursuant to the 2024 Share Repurchase Program, a total of 9.9 million of the Company's listed securities have been purchased. In June 2026, our Board approved a new two-year US$300 million share repurchase program (the "**2026 Share Repurchase Program**"). Pursuant to the 2026 Share Repurchase Program, a total of 1.9 million of the Company's listed securities have been purchased for a total cost of approximately US$31.3 million as of June 30, 2026. From the beginning of 2026 through the Latest Practicable Date, a total of 5.8 million of the Company's listed securities have been purchased for a total cost of approximately US$118 million pursuant to the 2024 Share Repurchase Program and the 2026 Share Repurchase Program.

EVENTS AFTER THE REPORTING PERIOD

In September 2026, the Company completed an offering of US$500 million in aggregate principal amount of convertible senior notes due 2031 (the "**Notes**") and a concurrent repurchase of approximately US$100 million of its Class Z Ordinary Shares. Concurrently, there was a placement of borrowed Class Z Ordinary Shares to facilitate hedging by certain investors in the Notes, together with a secondary placement of Class Z Ordinary Shares by a subsidiary of Tencent Holdings Limited (together with its subsidiaries, "**Tencent**"). In addition, Tencent agreed to subscribe for an additional US$200 million in aggregate principal amount of the Notes and the Company agreed to repurchase approximately US$200 million of its Class Z Ordinary Shares from Tencent, the closings of which remain subject to independent shareholder approval at an extraordinary general meeting of the Company and other customary closing conditions. For details, please refer to the announcements of the Company dated September 4 and 9, 2026 and the next day disclosure return of the Company dated September 7, 2026.

Save as disclosed in this interim report, there were no other significant events that might affect us since the end of the Reporting Period and up to the Latest Practicable Date.

BUSINESS OUTLOOK

The continued growth of our community and ecosystem reflects the sustained appeal of our high-quality content and interest-based connections among users. As content supply continues to expand, users are increasingly seeking content that provides depth, value and meaningful engagement. We will continue to focus on providing high-quality content, empowering creators and cultivating our deeply engaged interest-based community. As our users mature and their interests and needs evolve, we will continue to grow alongside them and further deepen the value of our ecosystem. Building on this foundation, we will further enhance our commercialization capabilities across our business line, unlocking greater value across our ecosystem.

Moving into the AI era, content creation, discovery and consumption are being shaped by new technologies. Yet one thing remains constant: users continue to value rich, meaningful content and real human connections. Bilibili is built around these enduring needs, with our community and content ecosystem forming a distinctive advantage as the industry evolves. With AI, we are further strengthening our ecosystem by enhancing content understanding and recommendation, helping creators improve productivity and expand creative possibilities, and improving commercialization efficiency across our platform. By combining the power of technology with the strength of our community, we believe Bilibili will continue to create long-term value for our users, creators and shareholders.

Management Discussion and Analysis

	For the Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net revenues:		
Value-added services (VAS)	5,643,936	**5,879,900**
Advertising	4,446,523	**5,719,547**
Mobile games	3,343,488	**2,914,454**
IP derivatives and others	906,991	**898,057**
Total net revenues	14,340,938	**15,411,958**
Cost of revenues	(9,125,994)	**(9,683,762)**
Gross profit	5,214,944	**5,728,196**
Operating expenses:		
Sales and marketing expenses	(2,215,164)	**(2,215,303)**
General and administrative expenses	(1,025,269)	**(1,043,515)**
Research and development expenses	(1,707,891)	**(1,929,753)**
Total operating expenses	(4,948,324)	**(5,188,571)**
Profit from operations	266,620	**539,625**
Other (expense)/income:		
Investment loss, net (including impairments)	(119,078)	**(9,551)**
Interest income	195,812	**208,727**
Interest expense	(68,077)	**(76,886)**
Exchange losses	(23,369)	**(164,226)**
Debt extinguishment loss	(2)	**—**
Others, net	(6,355)	**95,087**
Total other (expense)/income, net	(21,069)	**53,151**
Profit before income tax	245,551	**592,776**
Income tax expense	(37,945)	**(51,705)**
Net profit	207,606	**541,071**
Net loss attributable to noncontrolling interests	2,294	**12,437**
Net profit attributable to Bilibili Inc.'s shareholders	209,900	**553,508**

Management Discussion and Analysis

NET REVENUES

Total net revenues were RMB15.41 billion for the six months ended June 30, 2026, representing an increase of 7% from RMB14.34 billion for the six months ended June 30, 2025.

Value-added services (VAS)

Revenues from VAS were RMB5.88 billion for the six months ended June 30, 2026, representing an increase of 4% from RMB5.64 billion for the six months ended June 30, 2025. The increase was led by increases in revenues from premium membership, and other value-added services.

Advertising

Revenues from advertising were RMB5.72 billion for the six months ended June 30, 2026, representing an increase of 29% from RMB4.45 billion for the six months ended June 30, 2025. This increase was mainly attributable to the Company's improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB2.91 billion for the six months ended June 30, 2026, representing a decrease of 13% from RMB3.34 billion for the six months ended June 30, 2025. The decrease was mainly due to a high base effect, reflecting the exceptional performance of *San Guo: Mou Ding Tian Xia* in the prior-year period as the title now transitions into a stable and mature life cycle.

IP derivatives and others

Revenues from IP derivatives and others were RMB898.1 million for the six months ended June 30, 2026, remaining relatively stable compared to RMB907.0 million for the six months ended June 30, 2025.

COST OF REVENUES

Cost of revenues were RMB9.68 billion for the six months ended June 30, 2026, representing an increase of 6% from RMB9.13 billion for the six months ended June 30, 2025. Revenue-sharing costs, a key component of cost of revenues, were RMB5.92 billion, representing an increase of 5% from RMB5.64 billion for the six months ended June 30, 2025, and the increase was in line with our revenue growth.

GROSS PROFIT

Gross profit was RMB5.73 billion for the six months ended June 30, 2026, representing an increase of 10% from RMB5.21 billion for the six months ended June 30, 2025, primarily driven by the growth in total net revenues, which outpaced the increase in costs of revenues, as the Company enhanced its monetization efficiency.

Management Discussion and Analysis

OPERATING EXPENSES

Total operating expenses were RMB5.19 billion for the six months ended June 30, 2026, representing an increase of 5% from RMB4.95 billion for the six months ended June 30, 2025.

Sales and marketing expenses

Sales and marketing expenses were RMB2.22 billion for the six months ended June 30, 2026, remaining relatively stable compared to RMB2.22 billion for the six months ended June 30, 2025.

General and administrative expenses

General and administrative expenses were RMB1.04 billion for the six months ended June 30, 2026, remaining relatively stable compared to RMB1.03 billion for the six months ended June 30, 2025.

Research and development expenses

Research and development expenses were RMB1.93 billion for the six months ended June 30, 2026, representing an increase of 13% from RMB1.71 billion for the six months ended June 30, 2025. The increase was mainly due to higher expenses related to server depreciation.

PROFIT FROM OPERATIONS

Profit from operations was RMB539.6 million for the six months ended June 30, 2026, representing an increase of 102% from RMB266.6 million for the six months ended June 30, 2025.

ADJUSTED PROFIT FROM OPERATIONS

Adjusted profit from operations was RMB1,220.1 million for the six months ended June 30, 2026, representing an increase of 33% from RMB915.6 million for the six months ended June 30, 2025.

TOTAL OTHER (EXPENSE)/INCOME, NET

Total other income was RMB53.2 million for the six months ended June 30, 2026, compared with total other expense of RMB21.1 million in the same period of 2025.

INCOME TAX EXPENSE

Income tax expense was RMB51.7 million for the six months ended June 30, 2026, representing an increase of 36% from RMB37.9 million for the six months ended June 30, 2025.

Management Discussion and Analysis

NET PROFIT

Net profit was RMB541.1 million for the six months ended June 30, 2026, representing an increase of 161% from RMB207.6 million for the six months ended June 30, 2025.

ADJUSTED NET PROFIT

Adjusted net profit was RMB1,289.1 million for the six months ended June 30, 2026, compared with an adjusted net profit of RMB922.8 million for the six months ended June 30, 2025.

LIQUIDITY

The Company had cash and cash equivalents, time deposits and short-term investments of RMB24.30 billion as of June 30, 2026, compared with RMB24.15 billion as of December 31, 2025.

The Company generated RMB2.95 billion operating cash flow for the six months ended June 30, 2026, compared with RMB3.29 billion operating cash flow for the six months ended June 30, 2025.

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the six months ended June 30, 2026.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures required to be disclosed during the six months ended June 30, 2026.

PLEDGE OF ASSETS

As at June 30, 2026, none of the Group's assets were pledged to secure loans and banking facilities.

GEARING RATIO

As at June 30, 2026, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 62.5%, compared with 62.2% as at December 31, 2025.

Management Discussion and Analysis

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

As at June 30, 2026, the Group did not have detailed future plans for material investments or capital assets.

FOREIGN EXCHANGE EXPOSURE

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as of June 30, 2026.

EMPLOYEES AND REMUNERATION

As of June 30, 2026, the Company had a total of 8,287 employees, compared to 8,423 as of December 31, 2025.

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group's business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

Corporate Governance

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under the Company's weighted voting rights structure, each Class Y Ordinary Share entitles the holder to exercise ten votes and each Class Z Ordinary Share entitles the holder to exercise one vote on all matters that require a Shareholder's vote, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y Ordinary Shares (the "WVR Beneficiaries"), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a weighted voting rights structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

As of June 30, 2026, the WVR Beneficiaries were interested in a total of 79,700,010 Class Y Ordinary Shares, representing a total of 70.2% voting rights in the Company with respect to shareholders' resolutions relating to matters other than the Reserved Matters (excluding 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company's share incentive plans). Class Y Ordinary Shares may be converted into Class Z Ordinary Shares on a one-to-one ratio. Upon the conversion of the Class Y Ordinary Shares, the Company would redesignate 79,700,010 Class Y Ordinary Shares and reissue the same number of Class Z Ordinary Shares, representing 19.0% of the issued share capital of the Company as of June 30, 2026 (excluding 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company's share incentive plans).

As of June 30, 2026, Mr. Rui Chen was interested in, and controlled through Vanship Limited, 48,032,802 Class Y Ordinary Shares, representing 42.3% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As of June 30, 2026, Ms. Ni Li was interested in, and controlled through Saber Lily Limited, 7,200,000 Class Y Ordinary Shares, representing a total of 6.3% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust's beneficiaries. As of June 30, 2026, Mr. Yi Xu was interested in, and controlled through Kami Sama Limited, 24,467,208 Class Y Ordinary Shares and 2,900,000 Class Z Ordinary Shares, and he held 45,000 Class Z Ordinary Shares in the form of ADSs, representing a total of 21.5% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust's beneficiaries.

Corporate Governance

The weighted voting rights attached to the Class Y Ordinary Shares will cease when none of the WVR Beneficiaries has beneficial ownership of any of the Class Y Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules.

This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing such person's duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when a WVR Beneficiary has transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class Y Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class Y Ordinary Shares have been converted to Class Z Ordinary Shares.

The Company confirms that it has, during the Reporting Period, complied with the Corporate Governance Code set out in Appendix C1 to the Listing Rules to the extent required by Chapter 8A of the Listing Rules.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Corporate Governance

During the Reporting Period, the Company has complied with the code provisions of the Corporate Governance Code, save for the following:

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. As Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company, there is a deviation from this code provision. Mr. Chen has extensive experience in the Company's business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the Company's circumstances as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code, with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees in the securities of the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date.

Corporate Governance

AUDIT COMMITTEE

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

- appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;
- reviewing with the independent registered public accounting firms any audit problems or difficulties and management's response;
- discussing the annual audited financial statements with management and the independent registered public accounting firms;
- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
- reviewing and approving all proposed related party transactions;
- meeting separately and periodically with management and the independent registered public accounting firms; and
- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairperson of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the "independence" requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an "Audit Committee financial expert".

The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2026 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Corporate Governance

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 "*Review of Interim Financial Information Performed by the Independent Auditor of the Entity*".

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. JP Gan as the chairperson of the Corporate Governance Committee.

The following is a summary of the work performed by the Corporate Governance Committee during the Reporting Period:

- reviewing and monitoring whether the Company is operated and managed for the benefits of all its Shareholders;
- reviewing the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements;
- reviewing the Company's compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Listing Rules and the Company's disclosure for compliance with Chapter 8A of the Listing Rules;
- reviewing and monitoring the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities/the shareholders on one hand and the WVR Beneficiaries on the other;
- reviewing and monitoring all risks related to the weighted voting rights structure, including any connected transactions between the Company and its subsidiaries and consolidated affiliated entities on one hand and any WVR Beneficiary on the other, and made recommendations to the Board on any such transactions;
- reviewing the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure);
- reviewing and confirming that the WVR Beneficiaries have been members of the Board throughout the Reporting Period and that no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period;
- seeking to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

Corporate Governance

- reporting on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy.

OTHER BOARD COMMITTEES

The Board has also established the Nomination Committee and the Compensation Committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of the Stock Exchange and the investor relations website of the Company.

Other Information

Disclosure of Interests

Directors and Chief Executives

As at June 30, 2026, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interest in our Shares

Name of Director or chief executive	Nature of interest	Number and class of Share[5]	Approximate % of interest in each class of Shares[1]
Mr. Rui Chen[2]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	48,032,802 Class Y Ordinary Shares(L)	60.27%
	Beneficial owner	5,412,000 Class Z Ordinary Shares(L)	1.60%
Ms. Ni Li[3]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 Class Y Ordinary Shares(L)	9.03%
	Beneficial owner	3,412,000 Class Z Ordinary Shares(L)	1.01%
Mr. Yi Xu[4]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	24,467,208 Class Y Ordinary Shares(L)	30.70%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	2,900,000 Class Z Ordinary Shares(L)	0.86%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	2,900,000 Class Z Ordinary Shares(S)	0.86%
	Beneficial owner	45,000 Class Z Ordinary Shares(L)	0.01%
Mr. JP Gan	Beneficial owner	189,911 Class Z Ordinary Shares(L)	0.06%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	37,500 Class Z Ordinary Shares(L)	0.01%
	Interest in controlled corporation	69,700 Class Z Ordinary Shares(L)	0.02%
Mr. Eric He	Beneficial owner	182,411 Class Z Ordinary Shares(L)	0.05%

Other Information

Notes:

(1) The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 338,805,755 Class Z Ordinary Shares in issue (excluding 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2026.

(2) Mr. Rui Chen was interested in (i) 48,032,802 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; and (ii) 5,412,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner.

(3) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; and (ii) 3,412,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner.

(4) Mr. Yi Xu was interested in (i) 24,467,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; (ii) 2,900,000 Class Z Ordinary Shares (long position) and 2,900,000 Class Z Ordinary Shares (short position) through Kami Sama Limited; and (iii) 45,000 Class Z Ordinary Shares in the form of ADSs. The short position referred to in (ii) represents the delivery of 2,900,000 Class Z Ordinary Shares by Kami Sama Limited under a prepaid variable share forward transaction with a stock lending arrangement.

(5) The letter "L" stands for long position and "S" stands for short position.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Interest in controlled corporation	12.50%
Ms. Ni Li	Interest in controlled corporation	12.50%

Save as disclosed above, as at June 30, 2026, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Other Information

Substantial Shareholders

As at June 30, 2026, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares[12]	Approximate % of interest in each class of Shares
Class Y Ordinary Shares			
Vanship Limited[3]	Beneficial owner	48,032,802(L)	60.27%[1]
Kami Sama Limited[4]	Beneficial owner	24,467,208(L)	30.70%[1]
Saber Lily Limited[5]	Beneficial owner	7,200,000(L)	9.03%[1]
Class Z Ordinary Shares			
Deutsche Bank Aktiengesellschaft[6]	Depositary/Investment manager	62,129,876(L) 61,398,628(S)	17.99%[2] 17.78%[2]
JPMorgan Chase & Co.[7]	Beneficial owner/Investment manager/Person having a security interest in shares/Trustee/ Approved lending agent	54,919,838(L) 33,807,393(S) 13,559,485(P)	15.90%[2] 9.79%[2] 3.93%[2]
Tencent Holdings Limited[8]	Interest of controlled corporation	40,430,138(L)	11.71%[2]
Tencent Mobility Limited[8]	Beneficial owner/Interest of controlled corporation	29,427,781(L)	8.52%[2]
Citigroup Inc.[9]	Interest of controlled corporation/ Approved lending agent	23,320,524(L) 5,170,446(S) 17,866,977(P)	6.75%[2] 1.50%[2] 5.17%[2]
Norges Bank	Beneficial owner	20,839,189(L)	6.03%[2]
Morgan Stanley[10]	Interest of controlled corporation	20,409,689(L) 21,941,207(S)	5.91%[2] 6.35%[2]
BlackRock, Inc.[11]	Interest of controlled corporation	18,858,141(L) 13,217(S)	5.46%[2] 0.00%[2]

Notes:

(1) The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 338,805,755 Class Z Ordinary Shares in issue (excluding 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2026.

(2) The calculations are based on a total number of 79,700,010 Class Y Ordinary Shares and 345,334,100 Class Z Ordinary Shares in issue (including 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2026.

Other Information

(3) Mr. Rui Chen was interested in 48,032,802 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4) Mr. Yi Xu was interested in 24,467,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

(5) Ms. Ni Li was interested in 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries.

(6) Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited) was interested in an aggregated 62,129,876 Class Z Ordinary Shares (long position) and 61,398,628 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank Aktiengesellschaft regarding the relevant event dated May 26, 2026, such Class Z Ordinary Shares were held by Deutsche Bank Aktiengesellschaft via its subsidiary acting in its capacity as a depositary of the ADR program of the Company. Among them, 34,458 Class Z Ordinary Shares (long position) were held through unlisted derivatives — convertible instruments.

(7) JPMorgan Chase & Co. was interested in an aggregated 54,919,838 Class Z Ordinary Shares (long position), 33,807,393 Class Z Ordinary Shares (short position) and 13,559,485 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 29, 2026, such Class Z Ordinary Shares were held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries. Among them, 2,846,299 Class Z Ordinary Shares (long position) and 3,037,539 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 24,262 Class Z Ordinary Shares (long position) and 103,531 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 7,961,469 Class Z Ordinary Shares (long position) and 7,402,507 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 6,800,986 Class Z Ordinary Shares (long position) and 5,290,877 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 9,194,712 Class Z Ordinary Shares (long position) and 2,503,489 Class Z Ordinary Shares (short position) were held through listed derivatives — convertible instruments.

(8) As at June 30, 2026, Tencent Holdings Limited was interested in an aggregated 40,430,138 Class Z Ordinary Shares (long position) in the Company. According to the disclosure of interest notice filed by Tencent Holdings Limited regarding the relevant event dated May 15, 2026, 10,954,357 Class Z Ordinary Shares were held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, 29,427,781 Class Z Ordinary Shares were held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited and 48,000 Class Z Ordinary Shares were held by China Literature Limited, a majority-owned subsidiary of Tencent Holdings Limited. Among them, 11,715,457 Class Z Ordinary Shares (long position) were held in the form of ADSs.

According to the disclosure of interest notice filed by Tencent Holdings Limited regarding the relevant events dated September 4, 2026, following its secondary placement and subscription of Notes as described in "Business Review and Outlook — Events after the Reporting Period," Tencent Holdings Limited was interested in an aggregate of 23,706,588 Class Z Ordinary Shares (long position), including 11,674,167 Class Z Ordinary Shares in the form of ADSs and 10,067,480 Class Z Ordinary Shares in the form of unlisted derivatives — convertible instruments that it may acquire upon conversion of the Notes.

According to the Amendment No. 4 to Schedule 13G jointly filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on September 10, 2026, Tencent's beneficial ownership became less than 5% of our Class Z Ordinary Shares.

(9) Citigroup Inc. was interested in an aggregated 23,320,524 Class Z Ordinary Shares (long position), 5,170,446 Class Z Ordinary Shares (short position) and 17,866,977 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by Citigroup Inc. regarding the relevant event dated June 30, 2026, such Class Z Ordinary Shares were held by Citigroup Inc. indirectly through certain of its subsidiaries. Among them, 1,284,528 Class Z Ordinary Shares (long position) and 39,752 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 187,409 Class Z Ordinary Shares (long position) and 614,320 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, and 1,149,528 Class Z Ordinary Shares (long position) and 366,562 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives.

Other Information

(10) Morgan Stanley was interested in an aggregated 20,409,689 Class Z Ordinary Shares (long position) and 21,941,207 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Morgan Stanley regarding the relevant event dated June 30, 2026, such Class Z Ordinary Shares were held by Morgan Stanley indirectly through certain of its subsidiaries. Among them, 10,879,887 Class Z Ordinary Shares (long position) and 11,203,147 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 60 Class Z Ordinary Shares (long position) and 56,834 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 25,120 Class Z Ordinary Shares (long position) and 1,520,659 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 922,127 Class Z Ordinary Shares (long position) and 482,213 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 625,375 Class Z Ordinary Shares (long position) were held through listed derivatives — convertible instruments.

(11) BlackRock, Inc. was interested in an aggregated 18,858,141 Class Z Ordinary Shares (long position) and 13,217 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by BlackRock, Inc. regarding the relevant event dated June 30, 2026, such Class Z Ordinary Shares were held by BlackRock, Inc. indirectly through certain of its subsidiaries. Among them, 1,253,355 Class Z Ordinary Shares (long position) and 13,217 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives.

(12) The letter "L" stands for long position, "S" stands for short position and "P" stands for lending pool.

Save as disclosed above, as at June 30, 2026, to the best knowledge of the Directors, no person (other than the Directors and chief executives of the Company) had an interest or short position in the Shares or underlying Shares which fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

Share Schemes

The Company has the following share schemes: the Global Share Plan terminated on the Primary Conversion Effective Date, the 2018 Share Incentive Plan amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024 and the 2024 Share Incentive Plan, a share scheme funded by existing Class Z Ordinary Shares only.

Please refer to (i) the annual report of the Company for the year ended December 31, 2025 for a summary of the key terms of the Global Share Plan, the Second Amended and Restated 2018 Share Incentive Plan and the 2024 Share Incentive Plan and (ii) the annual report of the Company for the year ended December 31, 2023 for a summary of the key terms of the 2018 Share Incentive Plan (before its amendment and restatement). The tables below set out the details of the outstanding options and awards under the Global Share Plan, the 2018 Share Incentive Plan and the Second Amended and Restated 2018 Share Incentive Plan during the Reporting Period. Details of the outstanding options and awards under the 2024 Share Incentive Plan during the Reporting Period will be included and set out in the annual report of the Company for the year ending December 31, 2026.

2,839,904 Class Z Ordinary Shares, representing approximately 0.8% of the weighted average number of Class Z Ordinary Shares in issue (excluding treasury shares) of the Company, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to all share schemes of the Company.

Other Information

Global Share Plan

As the Global Share Plan was terminated on the Primary Conversion Effective Date, no Class Z Ordinary Shares were available for grant under the Global Share Plan as at January 1, 2026 and June 30, 2026, respectively. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time.

Details of the outstanding options of the Global Share Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2026	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2026	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise (HKD)
Employee Participants	March 20, 2020	4 years	7 years	$0.0001	14,950	13,450	–	–	1,500	190.84

Notes:

(1) No further options would be granted under the Global Share Plan after the Primary Conversion Effective Date.

(2) No options were granted under the Global Share Plan during the Reporting Period.

2018 Share Incentive Plan (amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024)

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards under the 2018 Share Incentive Plan (before its amendment and restatement) is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at the Primary Conversion Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan). As the 2018 Share Incentive Plan was amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on the Adoption Date, no further grants may be made under the 2018 Share Incentive Plan thereafter. As disclosed in the circular of the Company dated April 9, 2024, any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the Adoption Date shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. It follows that as at January 1, 2026 and June 30, 2026, no Class Z Ordinary Shares were available for grant under the scheme limit of the 2018 Share Incentive Plan. No service provider sublimit was set under the 2018 Share Incentive Plan (before its amendment and restatement).

Other Information

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards (including options, restricted share and restricted share units) under the Second Amended and Restated 2018 Share Incentive Plan together with the number of Class Z Ordinary Shares which may be issued pursuant to any awards to be granted any other share schemes of the Company (the "Scheme Limit") is 41,413,503, representing 10% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. As at January 1, 2026, 28,704,359 Class Z Ordinary Shares were available for grant under the Scheme Limit. During the Reporting Period, 2,839,904 Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the Second Amended and Restated 2018 Share Incentive Plan and 905,597 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. It follows that, as at June 30, 2026, 25,864,455 Class Z Ordinary Shares were available for grant under the Scheme Limit.

Within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to service provider participants under the Second Amended and Restated 2018 Share Incentive Plan (the "Service Provider Sublimit") is 2,070,675, representing 0.5% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. No awards have been granted to service provider participants under the Second Amended and Restated 2018 Share Incentive Plan since its adoption. It follows that as at January 1, 2026 and June 30, 2026, 2,070,675 Class Z Ordinary Shares were available for grant under the Service Provider Sublimit.

Details of the outstanding options under the 2018 Share Incentive Plan during the Reporting Period are as follows:

Name/Category of grantees	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2026	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2026	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise (HKD)
Directors										
Mr. Rui Chen	From March 23, 2020 to November 23, 2020	6 years	8 years	$0.0001–$10.47	5,000,000	–	–	–	5,000,000	–
Ms. Ni Li	November 23, 2020	6 years	8 years	$0.0001	2,000,000	–	–	–	2,000,000	–
Mr. JP Gan	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Other grantees by category										
Consultants[2]	From April 20, 2021 to May 10, 2022	4 years	6 years	$0.0001	71,368	–	–	–	71,368	–
Employee Participants	From December 24, 2018 to September 15, 2022	0–6 years	6–8 years	$0.0001–$10.47	3,951,394	1,203,358	25,000	115,140	2,607,896	180.37

Other Information

Notes:

(1) No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date and no further awards would be granted under the 2018 Share Incentive Plan after its amendment and restatement as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024.

(2) Consultants mean service providers, other than employees.

Details of the unvested restricted share units under the 2018 Share Incentive Plan during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name/Category of grantees	Date of Grant	Vesting Period	Purchase Price (USD)	Unvested restricted share units as at January 1, 2026	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2026	Weighted average closing price of Class Z Ordinary Shares Immediately before date(s) of vesting (HKD)
Directors										
Ms. Ni Li	March 31, 2023	6 years	$0	1,000,000	–	–	–	–	1,000,000	–
Other grantees by category										
Employee	December 14, 2022	4 years	$0	242,885	–	–	–	39,624	203,261	–
Participants	March 31, 2023	4–6 years	$0	1,646,649	–	430,951	–	94,425	1,121,273	180.73
	June 30, 2023	4 years	$0	491,636	–	220,134	–	43,836	227,666	131.70
	September 29, 2023	4 years	$0	240,993	–	–	–	61,837	179,156	–
	December 29, 2023	4 years	$0	592,495	–	–	–	111,604	480,891	–
	March 28, 2024	4-6 years	$0	1,788,131	–	636,658	–	112,681	1,038,792	173.77
	June 27, 2024	4-6 years	$0	3,028,962	–	1,102,336	–	198,264	1,728,362	131.70

Other Information

Details of the unvested restricted share units under the Second Amended and Restated 2018 Share Incentive Plan during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name/Category of grantees	Date of Grant	Vesting Period	Purchase Price (USD)	Unvested restricted share units as at January 1, 2026	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2026	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of vesting (HKD)
Directors										
Mr. Rui Chen	December 15, 2025	2 years	$0	412,000	–	–	–	–	412,000	–
Ms. Ni Li	December 15, 2025	2 years	$0	412,000	–	–	–	–	412,000	–
Mr. JP Gan	June 25, 2025	3 years	$0	18,948	–	6,316	–	–	12,632	179.40
Mr. Eric He	June 25, 2025	3 years	$0	12,632	–	–	–	–	12,632	–
Grantees by category										
Employee Participants	September 29, 2024	4 years	$0	2,221,639	–	-	-	107,603	2,114,036	-
	December 27, 2024	4 years	$0	1,164,645	–	-	-	115,233	1,049,412	-
	March 31, 2025	4 years	$0	986,787	–	-	-	93,744	893,043	-
	June 25, 2025	4–6 years	$0	2,913,945	–	174,450	-	207,928	2,531,567	126.10
	September 25, 2025	4 years	$0	1,543,471	–	-	-	105,275	1,438,196	-
	December 15, 2025	4 years	$0	1,160,843	–	-	-	74,182	1,086,661	-
	March 26, 2026	4–6 years	$0	–	949,277	-	-	195,750	753,527	-
	June 26, 2026	4 years	$0	–	1,890,627	-	-	5,882	1,884,745	-

Other Information

Further details of the unvested restricted share units under the Second Amended and Restated 2018 Share Incentive Plan granted during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name/Category of grantees	Number of restricted share units granted during the Reporting Period	Date of Grant	Vesting Period	Purchase Price (USD)	Performance Targets	Closing price of Class Z Ordinary Shares immediately before the date of grant (HKD)	Fair value of Class Z Ordinary Shares at the date of grant (RMB in thousands)[1]
Grantees by category							
Employee Participants	949,277	March 26, 2026	4–6 years	$0	None	186.2	148,675
	1,890,627	June 26, 2026	4 years	$0	None	128.4	212,260

Notes:

(1) The fair values of the restricted share units are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statement. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

(2) For further details of the restricted share units granted under the Second Amended and Restated 2018 Share Incentive Plan during the Reporting Period, please refer to the announcements of the Company dated March 26, 2026 and June 26, 2026.

USE OF PROCEEDS

Use of proceeds from the issuance of the 2030 Notes

In May 2025, the Company completed the offering of the 2030 Notes. The Company planned to use the net proceeds of the 2030 Notes for enhancing its content ecosystem, improving its overall monetization efficiency, funding the concurrent repurchase, funding future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes. The Company raised total net proceeds of approximately US$678.1 million from the offering of the 2030 Notes, after deducting the initial purchasers' commissions and expenses.

During the Reporting Period, the Company used US$151.8 million for enhancing its content ecosystem, improving its overall monetization efficiency and repurchasing shares under the 2024 Share Repurchase Program.

As of June 30, 2026, US$376.7 million remains unutilized and the Company expects to fully utilize the remaining net proceeds in accordance with the intended purposes within the next two years. There has been no change in the intended use of net proceeds as previously disclosed in the announcement of the Company.

Other Information

Disclosure of Changes in Directors' Information pursuant to Listing Rule 13.51B(1)

There is no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries or consolidated affiliated entities had purchased, sold or redeemed any of the Company's listed securities (including any sale of treasury shares) during the Reporting Period. As at June 30, 2026, the Company did not hold any treasury shares (as defined under the Listing Rules).

Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Continuing Disclosure Obligations pursuant to the Listing Rules

The Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

Report on Review of Interim Financial Information

To the Board of Directors of Bilibili Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 32 to 73, which comprises the interim condensed consolidated balance sheet of Bilibili Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2026 and the interim condensed consolidated statement of operations and comprehensive income, the interim condensed consolidated statement of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 27, 2026

Unaudited Interim Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2025 RMB	**As of June 30, 2026 RMB**	**As of June 30, 2026 US$ Note 2(e)**
Assets				
Current assets:				
Cash and cash equivalents		12,183,538	**5,163,796**	**761,049**
Time deposits		5,522,327	**9,766,542**	**1,439,410**
Restricted cash		50,800	**800**	**118**
Accounts receivable, net	4	1,268,219	**1,681,119**	**247,766**
Amounts due from related parties	19	874,962	**924,768**	**136,294**
Prepayments and other current assets	5	1,203,037	**1,265,864**	**186,565**
Short-term investments	6	6,447,197	**9,369,368**	**1,380,874**
Total current assets		27,550,080	**28,172,257**	**4,152,076**
Non-current assets:				
Property and equipment, net	7	695,105	**2,076,571**	**306,049**
Production cost, net		1,599,896	**1,376,169**	**202,822**
Intangible assets, net	8	3,109,603	**2,893,031**	**426,380**
Deferred tax assets		166,132	**158,821**	**23,407**
Goodwill		2,818,125	**2,818,125**	**415,340**
Long-term investments, net	9	4,761,653	**4,570,559**	**673,617**
Other long-term assets		467,169	**414,041**	**61,022**
Total non-current assets		13,617,683	**14,307,317**	**2,108,637**
Total assets		41,167,763	**42,479,574**	**6,260,713**

Unaudited Interim Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2025 RMB	**As of June 30, 2026 RMB**	**As of June 30, 2026 US$ Note 2(e)**
Liabilities				
Current liabilities:				
Accounts payable	11	5,497,415	**6,283,459**	**926,067**
Salary and welfare payable		1,710,322	**1,485,188**	**218,890**
Taxes payable	12	405,887	**400,415**	**59,014**
Short-term loans and current portion of long-term debts	13	4,860,846	**4,878,643**	**719,023**
Deferred revenue		4,661,863	**4,636,240**	**683,297**
Accrued liabilities and other payables	14	3,174,566	**3,684,497**	**543,028**
Amounts due to related parties	19	16,113	**20,517**	**3,024**
Total current liabilities		20,327,012	**21,388,959**	**3,152,343**
Non-current liabilities:				
Long-term debts	15	4,775,871	**4,635,647**	**683,210**
Other long-term liabilities		516,317	**540,847**	**79,711**
Total non-current liabilities		5,292,188	**5,176,494**	**762,921**
Total liabilities		25,619,200	**26,565,453**	**3,915,264**

Unaudited Interim Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	As of December 31, 2025 RMB	**As of June 30, 2026 RMB**	**As of June 30, 2026 US$ Note 2(e)**
Shareholders' equity			
Ordinary shares:			
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of December 31, 2025; US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of June 30, 2026)	49	**49**	**7**
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 341,134,100 shares issued, 335,018,102 shares outstanding as of December 31, 2025; US$0.0001 par value; 9,800,000,000 shares authorized, 345,334,100 shares issued, 338,805,755 shares outstanding as of June 30, 2026)	218	**217**	**32**
Additional paid-in capital	41,808,515	**41,743,494**	**6,152,230**
Statutory reserves	55,105	**55,105**	**8,121**
Accumulated other comprehensive income	183,786	**73,295**	**10,800**
Accumulated deficit	(26,474,391)	**(25,920,883)**	**(3,820,265)**
Total Bilibili Inc.'s shareholders' equity	15,573,282	**15,951,277**	**2,350,925**
Noncontrolling interests	(24,719)	**(37,156)**	**(5,476)**
Total shareholders' equity	15,548,563	**15,914,121**	**2,345,449**
Total liabilities and shareholders' equity	41,167,763	**42,479,574**	**6,260,713**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,		
		2025	**2026**	**2026**
		RMB	**RMB**	**US$**
	Notes			**Note 2(e)**
Net revenues:				
Value-added services		5,643,936	**5,879,900**	**866,590**
Advertising		4,446,523	**5,719,547**	**842,957**
Mobile games		3,343,488	**2,914,454**	**429,537**
IP derivatives and others		906,991	**898,057**	**132,358**
Total net revenues	16	14,340,938	**15,411,958**	**2,271,442**
Cost of revenues		(9,125,994)	**(9,683,762)**	**(1,427,210)**
Gross profit		5,214,944	**5,728,196**	**844,232**
Operating expenses:				
Sales and marketing expenses		(2,215,164)	**(2,215,303)**	**(326,495)**
General and administrative expenses		(1,025,269)	**(1,043,515)**	**(153,795)**
Research and development expenses		(1,707,891)	**(1,929,753)**	**(284,410)**
Total operating expenses		(4,948,324)	**(5,188,571)**	**(764,700)**
Profit from operations		266,620	**539,625**	**79,532**
Other (expense)/income:				
Investment loss, net (including impairments)		(119,078)	**(9,551)**	**(1,408)**
Interest income		195,812	**208,727**	**30,763**
Interest expense		(68,077)	**(76,886)**	**(11,332)**
Exchange losses		(23,369)	**(164,226)**	**(24,204)**
Debt extinguishment loss		(2)	**—**	**—**
Others, net		(6,355)	**95,087**	**14,014**
Total other (expense)/income, net		(21,069)	**53,151**	**7,833**
Profit before income tax		245,551	**592,776**	**87,365**
Income tax expense	10	(37,945)	**(51,705)**	**(7,620)**

Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income

(All amounts in thousands, except for share and per share data)

	Notes	For the Six Months Ended June 30, 2025 RMB	2026 RMB	2026 US$ Note 2(e)
Net profit		207,606	**541,071**	**79,745**
Net loss attributable to noncontrolling interests		2,294	**12,437**	**1,832**
Net profit attributable to Bilibili Inc.'s shareholders		209,900	**553,508**	**81,577**
Net profit		207,606	**541,071**	**79,745**
Other comprehensive loss:				
Foreign currency translation adjustments		(15,193)	**(110,491)**	**(16,285)**
Total other comprehensive loss		(15,193)	**(110,491)**	**(16,285)**
Total comprehensive income		192,413	**430,580**	**63,460**
Comprehensive loss attributable to noncontrolling interests		2,294	**12,437**	**1,832**
Comprehensive income attributable to Bilibili Inc.'s shareholders		194,707	**443,017**	**65,292**
Net profit per share, basic	18	0.50	**1.32**	**0.19**
Net profit per share, diluted		0.49	**1.25**	**0.18**
Net profit per ADS, basic		0.50	**1.32**	**0.19**
Net profit per ADS, diluted		0.49	**1.25**	**0.18**
Weighted average number of ordinary shares, basic	18	419,763,214	**418,956,516**	**418,956,516**
Weighted average number of ordinary shares, diluted		431,601,628	**456,513,310**	**456,513,310**
Weighted average number of ADS, basic		419,763,214	**418,956,516**	**418,956,516**
Weighted average number of ADS, diluted		431,601,628	**456,513,310**	**456,513,310**
Share-based compensation expenses included in:				
Cost of revenues		50,310	**57,485**	**8,472**
Sales and marketing expenses		36,217	**45,950**	**6,772**
General and administrative expenses		281,662	**291,531**	**42,966**
Research and development expenses		207,423	**204,135**	**30,087**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount RMB	Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance at January 1, 2025	83,715,114	52	329,358,672	216	41,454,130	48,642	266,816	(27,661,459)	(4,484)	14,103,913
Net profit/(loss)	–	–	–	–	–	–	–	209,900	(2,294)	207,606
Share-based compensation	–	–	–	–	575,612	–	–	–	–	575,612
Share issuance from exercise of share options	–	–	901,751	1	3,012	–	–	–	–	3,013
Share issuance from vest of restricted share units	–	–	1,752,137	1	–	–	–	–	–	1
Shares redesignation	(2,615,104)	(2)	2,615,104	2	–	–	–	–	–	–
Repurchase of shares	–	–	(5,588,140)	(4)	(719,150)	–	–	–	–	(719,154)
Derecognition of noncontrolling interests	–	–	–	–	–	–	–	–	(40)	(40)
Foreign currency translation adjustments	–	–	–	–	–	–	(15,193)	–	–	(15,193)
Balance at June 30, 2025	81,100,010	50	329,039,524	216	41,313,604	48,642	251,623	(27,451,559)	(6,818)	14,155,758

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount	Shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2026	79,700,010	49	331,779,970	218	41,808,515	55,105	183,786	(26,474,391)	(24,719)	15,548,563
Net profit/(loss)	–	–	–	–	–	–	–	553,508	(12,437)	541,071
Share-based compensation	–	–	–	–	599,101	–	–	–	–	599,101
Share issuance from exercise of share options	–	–	1,216,808	1	23,852	–	–	–	–	23,853
Share issuance from vest of restricted share units	–	–	2,570,845	2	(2)	–	–	–	–	–
Repurchase of shares	–	–	(4,758,620)	(4)	(687,972)	–	–	–	–	(687,976)
Foreign currency translation adjustments	–	–	–	–	–	–	(110,491)	–	–	(110,491)
Balance at June 30, 2026	79,700,010	49	330,809,003	217	41,743,494	55,105	73,295	(25,920,883)	(37,156)	15,914,121

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
			Note 2(e)
Cash flows from operating activities:			
Net profit	207,606	**541,071**	**79,745**
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property and equipment	202,915	**245,125**	**36,127**
Amortization of intangible assets	783,697	**866,768**	**127,746**
Amortization of right-of-use assets	79,814	**81,658**	**12,035**
Amortization of debt issuance costs	1,543	**8,241**	**1,215**
Share-based compensation expenses	575,612	**599,101**	**88,297**
Allowance for/(Reversal of) expected credit losses	20,000	**(35,138)**	**(5,179)**
Inventory provision	(1,632)	**(33,547)**	**(4,944)**
Deferred income taxes	(17,540)	**6,053**	**892**
Exchange (gains)/losses from foreign currency transactions	(1,853)	**135,714**	**20,002**
Changes in fair value of investments	53,216	**(2,860)**	**(421)**
Loss on disposal of property and equipment	3,164	**1,326**	**195**
Gain from disposal of subsidiaries and long-term investments	—	**(25,481)**	**(3,755)**
Loss from equity method investments	16,541	**14,798**	**2,181**
Revaluation of previously held equity interests	—	**8,089**	**1,192**
Impairments of long-term investments	98,582	**104,805**	**15,446**
Loss of convertible senior notes repurchase	2	**—**	**—**
Changes in operating assets and liabilities:			
Accounts receivable	130,187	**(382,359)**	**(56,353)**
Amounts due from related parties	(39,221)	**(8,754)**	**(1,290)**
Prepayments and other current assets	214,697	**208,563**	**30,738**
Other long-term assets	(32,582)	**(10,438)**	**(1,538)**
Accounts payable	354,686	**237,973**	**35,073**
Salary and welfare payable	(216,294)	**(225,135)**	**(33,181)**
Taxes payable	(13,904)	**175,001**	**25,792**
Deferred revenue	437,526	**(25,623)**	**(3,776)**
Accrued liabilities and other payables	458,708	**435,682**	**64,212**
Amounts due to related parties	(315)	**4,404**	**649**
Other long-term liabilities	(23,795)	**27,420**	**4,038**
Net cash provided by operating activities	3,291,360	**2,952,457**	**435,138**

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
			Note 2(e)
Cash flows from investing activities:			
Purchase of property and equipment	(180,147)	**(1,219,708)**	**(179,763)**
Purchase of intangible assets	(592,956)	**(738,135)**	**(108,788)**
Purchase of short-term investments	(40,411,114)	**(35,865,532)**	**(5,285,925)**
Maturities of short-term investments	38,838,333	**32,978,438**	**4,860,420**
Cash consideration paid for purchase of subsidiaries, net of cash acquired	–	**(22,740)**	**(3,351)**
Cash paid for long-term investments including loans	(1,027,480)	**(162,102)**	**(23,891)**
Repayment of loans from investees	13,000	**–**	**–**
Cash received from disposal/return of long-term assets	6,538	**215,082**	**31,699**
Placements of time deposits	(7,407,776)	**(9,984,841)**	**(1,471,583)**
Maturities of time deposits	3,573,819	**5,537,322**	**816,100**
Net cash used in investing activities	(7,187,783)	**(9,262,216)**	**(1,365,082)**
Cash flows from financing activities:			
Proceeds of short-term loans	1,100,000	**1,650,000**	**243,180**
Repayment of short-term loans	(966,500)	**(1,630,000)**	**(240,232)**
Capital repurchase from minority shareholders	(1,067)	**–**	**–**
Proceeds from exercise of share options	3,013	**23,853**	**3,515**
Proceeds from issuance of convertible senior notes, net of issuance costs	4,886,978	**–**	**–**
Repurchase of shares	(719,154)	**(687,976)**	**(101,395)**
Repurchase of convertible senior notes	(474)	**(83)**	**(12)**
Net cash provided by/(used in) financing activities	4,302,796	**(644,206)**	**(94,944)**
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	20,660	**(115,777)**	**(17,063)**
Net increase/(decrease) in cash and cash equivalents and restricted cash	427,033	**(7,069,742)**	**(1,041,951)**
Cash and cash equivalents and restricted cash at beginning of the period	10,299,382	**12,234,338**	**1,803,118**
Cash and cash equivalents and restricted cash at end of the period	10,726,415	**5,164,596**	**761,167**

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
			Note 2(e)
Supplemental disclosures of cash flows information:			
Cash paid for income taxes, net of tax refund	49,788	**43,644**	**6,432**
Cash paid for interest expense	52,157	**64,894**	**9,564**
Supplemental schedule of non-cash investing and financing activities:			
Property and equipment purchases financed by accounts payable	116,640	**736,995**	**108,620**
Acquisitions and investments financed by payables	9,000	**8,000**	**1,179**
Intangible assets purchases financed by payables	648,269	**473,978**	**69,856**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS

Bilibili Inc. (the "Company" or "Bilibili") is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs (collectively referred to as the "Group"), is primarily engaged in the operation of providing online entertainment services to users in the People's Republic of China (the "PRC" or "China").

In April 2018, the Company completed its IPO on the Nasdaq Global Select Market. In March 2021, the Company successfully listed its Class Z Ordinary Shares on the main board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

On October 3, 2022, the Company's voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of the Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) was approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed the repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

As of June 30, 2026, the Company's major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation Acquisition/ Principal Place of Operation	Issued Share Capital	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	HKD1 USD200 million	100	Investment holding
Hode HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	USD1	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	JPY80 million	100	Business development
Hode Shanghai Limited ("Hode Shanghai")	PRC, 2014	USD1.2 billion	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	USD2.5 billion	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	USD50 million	100	E-commerce and advertising[1]

Notes to the Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS (Continued)

Major VIEs and VIEs' subsidiaries	Place and Year of Incorporation Acquisition/ Principal Place of Operation	Issued Share Capital	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd.	PRC, 2013	RMB11 million	100*	Mobile game operation[2]
Shanghai Kuanyu Digital Technology Co., Ltd.	PRC, 2014	RMB500 million	100*	Video distribution and game distribution[2]
Sharejoy Network Technology Co., Ltd.	PRC, 2014	RMB10 million	100*	Game distribution[2]
Shanghai Hehehe Culture Communication Co., Ltd.	PRC, 2014	RMB120 million	100*	Comics distribution[2]
Shanghai Anime Tamashi Cultural Media Co., Ltd.	PRC, 2015	RMB1 million	100*	E-commerce platform[2]

* Hode Shanghai is the primary beneficiary of the major VIEs and VIEs' subsidiaries.

1 These companies were established in the PRC in the form of wholly foreign-owned enterprises.

2 These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s).

Notes to the Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS (Continued)

The following combined financial information of the consolidated VIEs and VIEs' subsidiaries as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026 included in the accompanying unaudited interim condensed consolidated financial information of the Group was as follows:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Cash and cash equivalents	2,199,181	**1,881,641**
Accounts receivable, net	718,182	**896,771**
Amounts due from Group companies	647,082	**790,205**
Short-term investments	1,086,199	**2,261,137**
Other current assets	619,700	**551,618**
Long-term investments, net	1,417,457	**1,414,483**
Other non-current assets	4,740,489	**4,525,987**
Total assets	11,428,290	**12,321,842**
Accounts payable	4,003,546	**4,202,366**
Short-term loans and current portion of long-term debts	347,458	**1,083,053**
Deferred revenue	3,111,282	**3,098,487**
Accrued liabilities and other payables	1,139,511	**1,385,084**
Amounts due to the Group companies	9,653,655	**8,849,724**
Other current liabilities	469,571	**381,850**
Other long-term payable	449,488	**480,972**
Total liabilities	19,174,511	**19,481,536**

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB in thousands	
Third-party net revenues	9,271,795	**8,960,733**
Inter-company net revenues	386,654	**481,527**
Total net revenues	9,658,449	**9,442,260**
Net profit	497,017	**562,597**

Notes to the Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS (Continued)

	For the Six Months Ended June 30, 2025	**2026**
	RMB in thousands	
Net cash provided by operating activities	2,891,772	**2,157,507**
Net cash used in investing activities	(182,680)	**(1,983,579)**
Net cash used in financing activities	(2,036,804)	**(550,503)**

Liquidity

The Group incurred net profit of RMB207.6 million and net profit of RMB541.1 million for the six months ended June 30, 2025 and 2026, respectively. Net cash provided by operating activities was RMB3,291.4 million and RMB2,952.5 million for the six months ended June 30, 2025 and 2026, respectively. Accumulated deficit was RMB26.47 billion and RMB25.92 billion as of December 31, 2025 and June 30, 2026, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. In the past, the Group has been continuously receiving financing support from outside investors. In May 2025, the Group completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the "Notes Offering"), with an interest rate of 0.625% per year. The Group raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducting the initial purchasers' commissions and expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial information. The Group's unaudited interim condensed consolidated financial information has been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial information and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time.

The December 31, 2025 balance sheet data was derived from audited consolidated financial statements; however, the accompanying interim notes to the unaudited interim condensed consolidated financial information do not include all of the annual disclosures required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company's audited consolidated financial statements for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

b) Principles of consolidation

The unaudited interim condensed consolidated financial information include the financial information of the Company, its subsidiaries and VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company's subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks and enjoys the rewards normally associated with ownership of the entity, and therefore the Company's subsidiary is the primary beneficiary of the entity.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of consolidation (Continued)

All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs' subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

c) Use of estimates

The preparation of the Group's unaudited interim condensed consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial information and accompanying notes. Significant accounting estimate includes determination of the average playing period for paying players in the mobile game services.

d) Functional currency and foreign currency translations

The Group uses Renminbi ("RMB") as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group's PRC entities is RMB.

In the unaudited interim condensed consolidated financial information, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income on the unaudited interim condensed consolidated statement of operations and comprehensive income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in "Exchange losses" on the unaudited interim condensed consolidated statement of operations and comprehensive income.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Convenience translation

Translations of balances on the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations and comprehensive income and unaudited interim condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7851, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate.

f) Contract balances

Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. During the six months ended June 30, 2025 and 2026, RMB3,354.4 million and RMB3,907.8 million of net revenues recognized were included in the deferred revenue balance at the beginning of the year, respectively.

g) Receivables, net

The following table sets out movements of the allowance against accounts receivable, amounts due from related parties and other receivables recorded in prepayments and other current assets within the scope of ASC Topic 326 for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB in thousands	
Beginning balance	283,993	**216,913**
Provisions/(Reversals)	20,000	**(35,138)**
(Write-offs)/Receipt of previous write-offs, net	(65,055)	**11,827**
Ending balance	238,938	**193,602**

Notes to the Unaudited Interim Condensed Consolidated Financial Information

3. CONCENTRATIONS AND RISKS

a) Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the six months ended June 30, 2025 and 2026 as follows:

	For the Six Months Ended June 30, 2025	**2026**
Total number of telecommunications service providers	103	**121**
Number of service providers providing 10% or more of the Group's servers and bandwidth expenditure	3	**3**
Total percentage of the Group's servers and bandwidth expenditure provided by 10% or greater service providers	44%	**45%**

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group's exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term investments, long-term investments, convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group's net revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short-term investments, long-term investments and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company's cash flows, net revenues, profits and financial positions.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

3. CONCENTRATIONS AND RISKS (Continued)

c) Credit risk

The Group's financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable and financial products (recorded in the short-term investments and long-term investments) with variable interest rates referenced to performance of underlying assets issued by well-known banks. As of December 31, 2025 and June 30, 2026, substantially all of the Group's cash and cash equivalents, time deposits and restricted cash were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from net revenue earned from advertising, VAS and mobile games services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel that had receivable balance exceeding 10% of the Group's gross accounts receivable balance as of December 31, 2025 and June 30, 2026. In addition, the receivable balance from one customer represented 11.3% (RMB195.0 million) of the Group's gross accounts receivable balance as of December 31, 2025. No receivable balance from one single customer represented more than 10% of the Group's gross accounts receivable balance as of June 30, 2026.

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Distribution channel A	277,128	**323,539**

d) Major customers and supplying channels

No single customer represented 10% or more of the Group's net revenues for the six months ended June 30, 2025 and 2026, respectively.

The Group relied on a distribution channel to publish its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group's net revenues for the six months ended June 30, 2025 and 2026, respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

4. ACCOUNTS RECEIVABLE, NET

An aging analysis of the accounts receivable as of December 31, 2025 and June 30, 2026, based on the recognition date before provisions, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Within 3 months	1,104,114	**1,500,572**
Between 3 months and 6 months	157,507	**148,487**
Between 6 months and 1 year	119,092	**124,002**
More than 1 year	69,607	**65,087**
Less: Provisions	(182,101)	**(157,029)**
Total	1,268,219	**1,681,119**

5. PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Prepayments for revenue sharing cost*	338,510	**357,569**
Inventories, net	212,480	**234,906**
Prepayments for value-added tax	173,839	**210,868**
Deposits	170,579	**195,797**
Prepayments to inventory suppliers	66,408	**76,613**
Interest income receivable	102,365	**73,045**
Prepayments of marketing and other operational expenses	50,977	**30,200**
Prepayments for content cost	26,446	**18,744**
Prepayments/receivables relating to jointly invested content	19,508	**17,750**
Others	41,925	**50,372**
Total	1,203,037	**1,265,864**

* App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

6. SHORT-TERM INVESTMENTS

The following is a summary of short-term investments:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Financial products	6,123,586	**9,127,968**
Investments in publicly traded companies	323,611	**241,400**
Total	6,447,197	**9,369,368**

The Group recorded investment loss of RMB12.3 million and investment income of RMB49.4 million related to short-term investments as “investment loss, net (including impairments)” on the unaudited interim condensed consolidated statement of operations and comprehensive income for the six months ended June 30, 2025 and 2026, respectively.

7. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Servers and computers	3,849,135	**5,470,599**
Leasehold improvements	218,490	**219,676**
Others	53,916	**50,316**
Total	4,121,541	**5,740,591**
Less: accumulated depreciation	(3,426,436)	**(3,664,020)**
Net book value	695,105	**2,076,571**

Depreciation expenses were RMB202.9 million and RMB245.1 million for the six months ended June 30, 2025 and 2026, respectively. No impairment charge was recognized for any of periods presented.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

8. INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net:

	As of December 31, 2025		
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands		
Licensed copyrights of content	9,647,998	(7,647,389)	2,000,609
License rights of mobile games	282,941	(240,657)	42,284
Intellectual property and others	2,668,841	(1,602,131)	1,066,710
Total	12,599,780	(9,490,177)	3,109,603

	As of June 30, 2026		
	Gross carrying value	**Accumulated amortization**	**Net carrying value**
	RMB in thousands		
Licensed copyrights of content	**9,935,460**	**(7,997,424)**	**1,938,036**
License rights of mobile games	**250,448**	**(228,307)**	**22,141**
Intellectual property and others	**2,818,891**	**(1,886,037)**	**932,854**
Total	**13,004,799**	**(10,111,768)**	**2,893,031**

Amortization expenses were RMB783.7 million and RMB866.8 million for the six months ended June 30, 2025 and 2026, respectively. No impairment charge was recognized for any of periods presented.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

9. LONG-TERM INVESTMENTS, NET

The Group's long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Equity investments accounted for using the measurement alternative	1,573,436	**1,493,052**
Equity investments accounted for using the equity method	1,799,967	**1,765,984**
Investments accounted for at fair value	1,388,250	**1,311,523**
Total	4,761,653	**4,570,559**

Equity investments accounted for using the measurement alternative

The Group elects to use the measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in "investment loss, net (including impairments)" equal to the difference between the carrying value and fair value.

A re-measurement loss of nil and RMB8.1 million for equity investments accounted for using the measurement alternative was recognized for the six months ended June 30, 2025 and 2026, respectively.

The Group recorded impairment charges for long-term investments of RMB98.6 million and RMB34.5 million as "investment loss, net (including impairments)" for the six months ended June 30, 2025 and 2026, respectively, due to the investees' unsatisfactory financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.

The Company disposed of several equity investments of the Group with the carrying amount of nil and RMB26.3 million for the six months ended June 30, 2025 and 2026, respectively. The difference between the consideration and their carrying value was recognized as "investment loss, net (including impairments)". RMB1.0 million and RMB25.5 million disposal gain was recognized for the six months ended June 30, 2025 and 2026, respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

9. LONG-TERM INVESTMENTS, NET (Continued)

Equity investments accounted for using the equity method

RMB16.5 million and RMB14.8 million of the Group's proportionate share of equity investee's net loss, was recognized in "investment loss, net (including impairments)" for the six months ended June 30, 2025 and 2026, respectively.

The Group also recorded other-than-temporary impairment charges for equity method investments of nil and RMB70.3 million as "investment loss, net (including impairments)" for the six months ended June 30, 2025 and 2026, respectively.

Investments accounted for at fair value

Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year. Gains of RMB4.7 million and RMB32.1 million resulting from the change in fair value were recognized in "investment loss, net (including impairments)" for the six months ended June 30, 2025 and 2026, respectively.

10. TAXATION

Composition of income tax

The following table presents the composition of income tax expense for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB in thousands	
Current income tax expenses	53,344	**41,527**
Withholding income tax expenses	2,141	**4,125**
Deferred tax (benefits)/expenses	(17,540)	**6,053**
Total	37,945	**51,705**

The Group's effective tax rate for the six months ended June 30, 2025 and 2026 was 15.5% and 8.7%, respectively. For interim financial information, the Group estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

11. ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2025 and June 30, 2026, based on the recognition date, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Within 3 months	4,015,694	**4,664,056**
Between 3 months and 6 months	577,780	**628,256**
Between 6 months and 1 year	342,370	**440,062**
More than 1 year	561,571	**551,085**
Total	5,497,415	**6,283,459**

The accounts payable are non-interest-bearing.

12. TAXES PAYABLE

The following is a summary of taxes payable as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Enterprise income tax payable	152,250	**151,943**
Value added-tax payable	56,818	**51,314**
Withholding income tax payable	29,876	**33,261**
Withholding individual income taxes for employees	33,208	**27,047**
Others	133,735	**136,850**
Total	405,887	**400,415**

Notes to the Unaudited Interim Condensed Consolidated Financial Information

13. SHORT-TERM LOANS AND CURRENT PORTION OF LONG-TERM DEBTS

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Short-term loans	1,598,530	**1,650,000**
Current portion of long-term bank loans and other long-term borrowings	3,169,000	**3,138,000**
Current portion of convertible senior notes (Note 15)	93,316	**90,643**
Total	4,860,846	**4,878,643**

As of December 31, 2025 and June 30, 2026, the contractual maturities of the borrowings are all within one year.

As of December 31, 2025 and June 30, 2026, short-term loans mainly consist of unsecured bank loan arrangements with well-known banks.

As of December 31, 2025 and June 30, 2026, interest rates for short-term loans were fixed, ranging from 1.15% to 1.74% and 0.70% to 1.68% per annum, respectively.

As of December 31, 2025 and June 30, 2026, the current portion of long-term bank loans and other long-term borrowings mainly represent RMB3,069.0 million and RMB3,038.0 million bank loan, respectively, with the interest rate of 2.30% per annum.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

14. ACCRUED LIABILITIES AND OTHER PAYABLES

The following is a summary of accrued liabilities and other payables as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Accrued marketing expenses	1,497,695	**1,658,602**
Advances from/payables to third parties	864,244	**1,201,890**
Payables to producers and licensors	262,631	**283,534**
Deposit	110,027	**149,714**
Professional fees	137,597	**118,989**
Leasing liabilities — current portion	149,304	**79,621**
Consideration payable for acquisitions and investments	31,821	**17,643**
Other staff related cost	5,909	**8,406**
Interest payable	921	**4,535**
Others	114,417	**161,563**
Total	3,174,566	**3,684,497**

15. LONG-TERM DEBTS

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Convertible senior notes	4,775,871	**4,635,647**
Total	4,775,871	**4,635,647**

Notes to the Unaudited Interim Condensed Consolidated Financial Information

15. LONG-TERM DEBTS (Continued)

Convertible Senior Notes

April 2026 Notes

In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the six months ended June 30, 2025 and 2026, the April 2026 Notes related interest expense was US$0.1 thousand and US$0.1 thousand (RMB0.4 thousand), respectively.

As of December 31, 2025 and June 30, 2026, the principal amount of April 2026 Notes was RMB84.3 thousand and nil, respectively. The unamortized debt issuance costs were RMB0.1 thousand and nil as of December 31, 2025 and June 30, 2026, respectively.

2027 Notes

In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.

The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the six months ended June 30, 2025 and 2026, the 2027 Notes related interest expense was US$0.6 thousand and US$0.2 thousand (RMB1.3 thousand), respectively.

During the six months ended June 30, 2025, the Company repurchased an aggregate principal amount of US$66.0 thousand (RMB472.5 thousand) 2027 Notes with an aggregate cash consideration of US$66.0 thousand (RMB472.5 thousand).

As of December 31, 2025 and June 30, 2026, the principal amount of 2027 Notes was US$26.0 thousand and US$26.0 thousand (RMB0.2 million), respectively. The unamortized debt issuance costs were RMB0.7 thousand and RMB0.5 thousand as of December 31, 2025 and June 30, 2026, respectively. And as of June 30, 2026, the carrying value of the 2027 Notes was reclassified to "short-term loans and current portion of long-term debts".

Notes to the Unaudited Interim Condensed Consolidated Financial Information

15. LONG-TERM DEBTS (Continued)

Convertible Senior Notes (Continued)

December 2026 Notes

In November 2021, the Group issued US$1,600.0 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company's election. Holders of the Notes may elect to receive Class Z Ordinary Shares in lieu of any ADSs deliverable upon conversion.

The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the six months ended June 30, 2025 and 2026, the December 2026 Notes related interest expense was US$0.1 million and US$0.1 million (RMB0.4 million), respectively.

As of December 31, 2025 and June 30, 2026, the principal amount of December 2026 Notes was US$13.3 million and US$13.3 million (RMB90.6 million), respectively. The unamortized debt issuance costs were RMB0.3 million and RMB0.1 million as of December 31, 2025 and June 30, 2026, respectively. And as of June 30, 2026, the carrying value of the December 2026 Notes was reclassified to "short-term loans and current portion of long-term debts".

2030 Notes

In May 2025, the Group issued US$690.0 million of 2030 Notes with an interest rate of 0.625% per annum. The net proceeds to the Company from the issuance of the 2030 Notes were US$678.1 million (RMB4,876.9 million), net of issuance costs of US$11.9 million (RMB85.6 million). The 2030 Notes may be converted, at an initial conversion rate of 42.1747 Shares per US$1,000 principal amount (which represents an initial conversion price of HK$185.63 per Conversion Share) at each holder's option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date of June 1, 2030.

Holders of the 2030 Notes may require the Company to repurchase all or part of their 2030 Notes in cash on June 1, 2028, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The issuance costs of the 2030 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 1, 2030). For the six months ended June 30, 2025 and 2026, the 2030 Notes related interest expense was US$0.6 million and US$3.3 million (RMB22.9 million), respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

15. LONG-TERM DEBTS (Continued)

Convertible Senior Notes (Continued)

2030 Notes (Continued)

As of December 31, 2025 and June 30, 2026, the principal amount of 2030 Notes was US$690.0 million and US$690.0 million (RMB4,699.5 million), respectively. The unamortized debt issuance costs were RMB74.1 million and RMB63.9 million as of December 31, 2025 and June 30, 2026, respectively.

The Company accounted for the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method.

For the six months ended June 30, 2025 and 2026, no April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes were converted.

The following table provides a summary of the Company's non-current portion of unsecured senior notes as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025	**As of June 30, 2026**	Effective interest rate
	RMB in thousands		
2030 Notes	4,775,689	**4,635,647**	0.98%
2027 Notes	182	**—**	1.52%
Carrying value	4,775,871	**4,635,647**	
Unamortized discount and debt issuance costs	74,122	**63,874**	
Total principal amounts of unsecured senior notes	4,849,993	**4,699,521**	

Notes to the Unaudited Interim Condensed Consolidated Financial Information

16. NET REVENUES

The following table presents the Group's net revenues disaggregated by revenue sources:

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB in thousands	
Value-added services	5,643,936	**5,879,900**
Advertising	4,446,523	**5,719,547**
Mobile games	3,343,488	**2,914,454**
IP derivatives and others	906,991	**898,057**
Total net revenues	14,340,938	**15,411,958**

17. SHARE-BASED COMPENSATION

As of June 30, 2026, total unrecognized compensation expenses related to unvested service-based restricted share units ("RSUs") granted under the 2018 Plan and the Restated 2018 Plan, adjusted for estimated forfeitures, was RMB1,877.2 million, which is expected to be recognized over a weighted-average period of 2.9 years and may be adjusted for future changes in estimated forfeitures.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

17. SHARE-BASED COMPENSATION (Continued)

The following table presents a summary of the Group's service-based RSUs activities for the six months ended June 30, 2025 and 2026:

	Total Number of shares (In thousands)	Weighted Average Grant date fair value US$
Unvested at January 1, 2025	17,275	18.14
Granted	4,296	20.31
Vested	(1,752)	18.40
Forfeited	(1,186)	18.00
Unvested at June 30, 2025	18,633	18.63
Unvested at January 1, 2026	**19,878**	**20.03**
Granted	**2,840**	**18.55**
Vested	**(2,570)**	**16.32**
Forfeited	**(1,568)**	**19.44**
Unvested at June 30, 2026	**18,580**	**20.37**

As of June 30, 2026, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB234.5 million, which is expected to be recognized over a weighted-average period of 1.18 years and may be adjusted for future changes in estimated forfeitures.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

17. SHARE-BASED COMPENSATION (Continued)

The following table presents a summary of the Group's share options activities for the six months ended June 30, 2025 and 2026:

	Total Number of shares (In thousands)	Weighted Average Exercise Price US$
Outstanding at January 1, 2025	13,110	1.6543
Granted	—	—
Exercised	(902)	0.5806
Forfeited	(269)	4.7470
Outstanding at June 30, 2025	11,939	1.6597
Exercisable at June 30, 2025	7,262	2.1060
Outstanding at January 1, 2026	**11,050**	**1.7386**
Granted	**—**	**—**
Exercised	**(1,216)**	**2.8482**
Forfeited	**(140)**	**0.0001**
Outstanding at June 30, 2026	**9,694**	**1.6170**
Exercisable at June 30, 2026	**7,904**	**1.9928**

18. NET PROFIT PER SHARE

For the six months ended June 30, 2025 and 2026, the Company had potential ordinary shares, including share options, RSUs granted and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable.

For the calculation of diluted net profit per share for the six months ended June 30, 2025 and 2026, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted method.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

18. NET PROFIT PER SHARE (Continued)

For the six months ended June 30, 2025, share options and RSUs that were anti-dilutive and excluded from the computation of diluted net profit per share totaled approximately 1.0 million shares and 8.9 million shares, respectively.

For the six months ended June 30, 2026, share options and RSUs that were anti-dilutive and excluded from the computation of diluted net profit per share totaled approximately 1.2 million shares and 6.2 million shares, respectively.

The following table sets forth the computation of basic and diluted net profit per share for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB in thousands, except for share and per share data	
Numerator:		
Net profit	207,606	**541,071**
Net loss attributable to noncontrolling interests	2,294	**12,437**
Net profit attributable to Bilibili Inc.'s shareholders for basic net profit per share calculation	209,900	**553,508**
Dilution impact of the convertible senior notes	3,264	**17,432**
Net profit attributable to Bilibili Inc.'s shareholders for dilutive net profit per share calculation	213,164	**570,940**
Denominator:		
Weighted average number of ordinary shares outstanding, basic	419,763,214	**418,956,516**
Dilutive share options and RSUs	5,263,194	**8,313,812**
Convertible senior notes	6,575,220	**29,242,982**
Weighted average number of ordinary shares outstanding, diluted	431,601,628	**456,513,310**
Net profit per share, basic	0.50	**1.32**
Net profit per share, diluted	0.49	**1.25**

Notes to the Unaudited Interim Condensed Consolidated Financial Information

19. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following significant related party transactions for the periods presented:

	For the Six Months Ended June 30, 2025	**2026**
	RMB in thousands	
Loans to an equity investee[1]	270,000	**—**
Funds to the Entity[2]	—	**52,101**
Purchases of goods and services	51,822	**38,014**
Loans to other related parties	—	**22,000**
Interest income	18,865	**12,799**
Sales of goods and services	8,891	**4,836**

The Group had the following significant related party balances as of December 31, 2025 and June 30, 2026, respectively:

	As of December 31, 2025	**As of June 30, 2026**
	RMB in thousands	
Amounts due from related parties		
Due from an investment fund[3]	37,519	**37,519**
Due from the Entity[2]	817,400	**882,019**
Due from other investees	20,043	**5,230**
Total	874,962	**924,768**
Amounts due to related parties[4]	16,113	**20,517**

1. In 2025, the Company provided interest-bearing loans of RMB270.0 million to an equity investee, which is non-trade in nature, with annual interest rate of 4.50%. Starting from December 31, 2025, the equity investee had become a consolidated subsidiary of the Company.

2. The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for construction. The balance as of December 31, 2025 and June 30, 2026 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.60% and 3.50% as of December 31, 2025, and June 30, 2026, respectively.

3. The balances due from the investment fund, of which the Company is the limited partner, as of December 31, 2025 and June 30, 2026 were consideration receivables related to the equity investments transferred, which is non-trade in nature.

4. The balances as of December 31, 2025 and June 30, 2026 mainly represent the payables in trade nature.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

20. FAIR VALUE MEASUREMENT

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in financial products and equity investments in publicly traded companies at fair value.

Equity investments in publicly traded companies. The Group values its equity investments in publicly traded companies using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Financial products. The Group values its financial products investments held in certain banks using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Accounts receivable, amounts due from related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, amounts due to related parties, accrued liabilities, short-term loans and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Recurring fair value measurement

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on a recurring basis as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025			
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	RMB in thousands			
Short-term investments:				
Financial products	—	6,123,586	—	6,123,586
Investments in publicly traded companies	323,611	—	—	323,611
Long-term Investments:				
Investments accounted for at fair value	—	1,388,250	—	1,388,250
Total	323,611	7,511,836	—	7,835,447

Notes to the Unaudited Interim Condensed Consolidated Financial Information

20. FAIR VALUE MEASUREMENT (Continued)

Recurring fair value measurement (Continued)

	As of June 30, 2026			
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	RMB in thousands			
Short-term investments:				
Financial products	–	9,127,968	–	9,127,968
Investments in publicly traded companies	241,400	–	–	241,400
Long-term Investments:				
Investments accounted for at fair value	–	1,311,523	–	1,311,523
Total	241,400	10,439,491	–	10,680,891

Non-recurring fair value measurement

The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods under the market approach using unobservable inputs including selection of comparable companies and multiples, volatility, and risk-free rate.

21. DIVIDEND

The Board did not recommend the distribution of any dividend for the six months ended June 30, 2025 and 2026.

22. SUBSEQUENT EVENTS

There were no material subsequent events during the period from July 1, 2026 to the approval date of the Interim Financial Information.

Notes to the Unaudited Interim Condensed Consolidated Financial Information

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive income data

	For the six months ended June 30, 2026					
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Share-based compensation Note(iv)	Amounts as reported under IFRS
	RMB in thousands					
Cost of revenues	(9,683,762)	–	–	–	(5,061)	(9,688,823)
Sales and marketing expenses	(2,215,303)	–	–	–	(8,576)	(2,223,879)
General and administrative expenses	(1,043,515)	–	10,283	–	147,036	(886,196)
Research and development expenses	(1,929,753)	–	–	–	(15,638)	(1,945,391)
Investment loss, net (including impairments)	(9,551)	–	–	(305,860)	–	(315,411)
Fair value change of convertible senior notes	–	1,600,594	–	–	–	1,600,594
Interest expense	(76,886)	8,250	(3,403)	–	–	(72,039)
Net profit	541,071	1,608,844	6,880	(305,860)	117,761	1,968,696
Net profit attributable to Bilibili Inc.'s shareholders	553,508	1,608,844	6,880	(305,860)	117,761	1,981,133
Total other comprehensive loss	(110,491)	(503,984)	–	(6,323)	–	(620,798)
Comprehensive income attributable to Bilibili Inc.'s shareholders	443,017	1,104,860	6,880	(312,183)	117,761	1,360,335

Notes to the Unaudited Interim Condensed Consolidated Financial Information

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive income data (Continued)

	For the six months ended June 30, 2025					
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Share-based compensation Note(iv)	Amounts as reported under IFRS
	RMB in thousands					
Cost of revenues	(9,125,994)	–	–	–	363	(9,125,631)
Sales and marketing expenses	(2,215,164)	–	–	–	(7,121)	(2,222,285)
General and administrative expenses	(1,025,269)	–	14,507	–	138,540	(872,222)
Research and development expenses.	(1,707,891)	–	–	–	(9,345)	(1,717,236)
Investment (loss)/income, net (including impairments)	(119,078)	–	–	265,485	–	146,407
Fair value change of convertible senior notes	–	(766,511)	–	–	–	(766,511)
Interest expense	(68,077)	4,358	(7,593)	–	–	(71,312)
Debt extinguishment loss	(2)	2	–	–	–	–
Net profit/(loss)	207,606	(762,151)	6,914	265,485	122,437	(159,709)
Net profit/(loss) attributable to Bilibili Inc.'s shareholders	209,900	(762,151)	6,914	265,485	122,437	(157,415)
Total other comprehensive loss	(15,193)	3,555	–	(283)	–	(11,921)
Comprehensive income/(loss) attributable to Bilibili Inc.'s shareholders	194,707	(758,596)	6,914	265,202	122,437	(169,336)

Notes to the Unaudited Interim Condensed Consolidated Financial Information

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated balance sheet data

	As of June 30, 2026				
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Amounts as reported under IFRS
	RMB in thousands				
Assets					
Long-term investments, net	4,570,559	–	–	480,482	5,051,041
Other long-term assets	414,041	–	19,083	–	433,124
Total assets	42,479,574	–	19,083	480,482	42,979,139
Liabilities					
Short-term loans and current portion of long-term debts	4,878,643	691	–	–	4,879,334
Accrued liabilities and other payables	3,684,497	(1,860)	–	–	3,682,637
Long-term debts	4,635,647	219,458	–	–	4,855,105
Total liabilities	26,565,453	218,289	–	–	26,783,742
Total shareholders' equity	15,914,121	(218,289)	19,083	480,482	16,195,397

Notes to the Unaudited Interim Condensed Consolidated Financial Information

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated balance sheet data (Continued)

	As of December 31, 2025				
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Amounts as reported under IFRS
	RMB in thousands				
Assets					
Long-term investments, net	4,761,653	—	—	792,665	5,554,318
Other long-term assets	467,169	—	12,203	—	479,372
Total assets	41,167,763	—	12,203	792,665	41,972,631
Liabilities					
Short-term loans and current portion of long-term debts	4,860,846	587	—	—	4,861,433
Accrued liabilities and other payables	3,174,566	(1,920)	—	—	3,172,646
Long-term debts	4,775,871	1,324,482	—	—	6,100,353
Total liabilities	25,619,200	1,323,149	—	—	26,942,349
Total shareholders' equity	15,548,563	(1,323,149)	12,203	792,665	15,030,282

Notes to the Unaudited Interim Condensed Consolidated Financial Information

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes:

(i) Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible senior notes were designated as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk recognized in other comprehensive income, and the rest amounts of changes in fair value of the convertible senior notes were recognized in the unaudited interim condensed consolidated statement of operations and comprehensive income.

(ii) Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the unaudited interim condensed consolidated income statements.

Under IFRS, the amortization of the right-of-use assets is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use asset is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iii) Equity investments using the measurement alternative

Under U.S. GAAP, the Group elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments were recognized in the unaudited interim condensed consolidated statement of operations and comprehensive income.

(iv) Share-based compensation

Under U.S. GAAP, for the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method.

Under IFRS, for the options and RSUs granted to employees with service condition only, the graded vesting method must be applied.

Definitions

"2018 Share Incentive Plan"	the Company's 2018 share incentive plan adopted in February 2018 as amended from time to time prior to its amendment and restatement as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024
"2024 Share Incentive Plan"	the Company's 2024 share incentive plan adopted on May 23, 2024 as amended from time to time and funded by existing Class Z Ordinary Shares only
"2027 Notes"	1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020
"2030 Notes"	0.625% convertible senior notes due 2030, initially in an aggregate principal amount of US$690 million, issued by the Company in May 2025
"Adoption Date"	June 28, 2024, being that date on which the 2018 Share Incentive Plan was amended and restated as the Second Amended and Restated 2018 Share Incentive Plan
"ADS(s)"	American Depositary Shares (each representing one Class Z Ordinary Share)
"April 2026 Notes"	1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019
"Audit Committee"	the audit committee of the Board
"Board"	the board of directors of the Company
"China" or "the PRC"	the People's Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class Y Ordinary Shares"	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company's general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis
"Class Z Ordinary Shares"	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company's general meeting
"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

Definitions

"Company", "we", "us", or "our"	Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on December 23, 2013
"Compensation Committee"	the compensation committee of the Board
"Corporate Governance Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time
"Corporate Governance Committee"	the corporate governance committee of the Board
"DAU"	daily active user
"December 2026 Notes"	0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021
"Director(s)"	the director(s) of the Company
"Global Share Plan"	the Company's global share incentive plan adopted in November 2014 and terminated on the Primary Conversion Effective Date
"Group", "our Group", "the Group", "we", "us", or "our"	the Company, subsidiaries and consolidated affiliated entities from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	September 15, 2026, being the latest practicable date for ascertaining certain information in this interim report before its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange
"MAU"	monthly active user
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Nasdaq"	Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board

Definitions

"Primary Conversion Effective Date"	October 3, 2022, the date on which the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective
"Reporting Period"	the six months ended June 30, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SEC"	the Securities and Exchange Commission of the United States
"Second Amended and Restated 2018 Share Incentive Plan"	the second amended and restated 2018 Share Incentive Plan as approved by the Shareholders on June 28, 2024
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"Shares"	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"United States" or "US"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. GAAP"	Generally Accepted Accounting Principles in the United States
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"WVR"	weighted voting rights
"%"	per cent